October 8, 2007

By Federal Express and EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D. C. 20549

Re:	Nalco Holding Company

Annual Report on Form 10-K for the fiscal year ended December 31, 2006

File No. 001-32342

Dear Ms. Blye:

The following is in response to your letter dated September 19, 2007, regarding the Nalco Holding Company (“we,” “Nalco” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).

As requested in your letter, we have set forth below the Company’s response to your comments, each of such responses keyed to the individual comment to which the response is directed.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.

We note the disclosure on page 3 of your 10-K that in 2006 29% of your total sales were in Europe, Africa and the Middle East, and that you have a direct sales and marketing presence in 130 countries. We also note that Exhibit 21.1 of your 10-K lists Active Subsidiaries of Nalco Holding Company, including Nalco Korea, Ltd. in Korea. Please advise us whether you have contacts with Iran, North Korea, Sudan and/or Syria. If you do, in light of the fact that those countries have been identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, North Korea, Sudan and/or Syria, whether through subsidiaries, joint ventures, affiliates, alliances, or other direct or indirect arrangements. Discuss the materiality to you of such contacts, if any, both individually and in the aggregate, and whether those contacts constitute material investment risk for your security holders.

2.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran, North Korea, Sudan and/or Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. In addition a number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan and/or Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, North Korea, Sudan and/or Syria.

Response to Comments 1 and 2:

The Company and its U.S. subsidiaries have had no activities in North Korea, Iran, Sudan and Syria, and comply with U.S. laws relating to these countries. Subsidiaries of the Company outside the United States have sold small amounts of products to entities in Iran, Sudan and Syria, in compliance with U.S. law. These activities were undertaken and independently managed by these non-U.S. subsidiaries of the Company, and did not involve any individuals who are citizens or permanent residents of the United States. Neither the Company nor any of its affiliates or subsidiaries has made sales or engaged in any other business activities with contacts in North Korea.

Sales by non-U.S. subsidiaries to customers in Iran represented 0.11%, 0.17% and 0.24% of the Company’s consolidated net sales in 2004, 2005 and 2006, respectively, which are the periods for which we present audited financial statements in the Form 10-K. For the first six months of 2007, sales by non-U.S. subsidiaries to customers in Iran represented 0.11% of the Company’s consolidated net sales.

There were no sales made to customers in Sudan in 2004, but in each of 2005 and 2006, sales by non-U.S. subsidiaries to customers in Sudan represented 0.02% of the Company’s consolidated net sales. For the first six months of 2007, sales by non-U.S. subsidiaries to customers in Sudan represented 0.01% of the Company’s consolidated net sales.

Sales by non-U.S. subsidiaries to customers in Syria represented 0.03%, 0.02% and 0.01% of the Company’s consolidated net sales in 2004, 2005 and 2006, respectively. There were no sales made to customers in Syria during the six months ended June 30, 2007.

In the aggregate, sales by non-U.S. subsidiaries to customers in Iran, Sudan and Syria represented 0.14%, 0.21%, 0.27% and 0.12% of Nalco’s consolidated net sales in 2004, 2005, 2006 and the first six months of 2007, respectively. The Company and its subsidiaries had no assets or liabilities related to its activities in these countries at the end of the respective periods.

The Company is committed to compliance with U.S. economic sanctions and export control laws, and it has adopted a strong internal policy to ensure compliance with these laws. This policy, which is part of Nalco’s Code of Ethical Business Conduct and is the subject of regular training and periodic audit, requires all employees of Nalco and its worldwide subsidiaries or affiliates (collectively “Affiliates”) to comply with the following procedures:

1)

Nalco and its Affiliates in the United States, their non-U.S. branches and their employees and representatives may not have any business or financial dealings with the governments of or parties in the countries of Cuba, Iran, Syria or Sudan, or with parties elsewhere that are owned or controlled by or acting for the governments of any of these countries. A similar restriction applies to dealings with terrorist organizations, anyone associated with terrorism, and parties in Colombia and elsewhere associated with narcotics trafficking.

2)	For Affiliates of Nalco incorporated under non-U.S. laws and managed and operated outside the U.S. and personnel of these Affiliates:
a)

Non-U.S. Affiliates may not have business or financial dealings with parties in or controlled by the government of Cuba regardless of the circumstances. However, there are “blocking” laws in Canada, Mexico and the European Union that may in some situations conflict with U.S. sanctions against Cuba. Nalco’s Legal Department must be contacted immediately in the event of any business proposal opportunity of a non-U.S. Affiliate concerning Cuba.

b)

Non-U.S. Affiliates may not seek support or approval from Nalco or any party in the United States or access to any technology or information on any databases or computer systems residing in the United States (including procurement of products, parts, components, services, materials or technology) to enable them to engage in any business or financial dealing with parties in Iran, Syria or Sudan or parties elsewhere controlled by the governments of any of these countries, even if the Affiliate is not otherwise barred from dealing with such a party.

c)

Individuals who are citizens or permanent residents of the United States, regardless of where they live or are employed, may not be involved in or provide assistance for any business or financial dealings with Cuba, Iran, Syria or Sudan, regardless of whether or not the company involved is prohibited from such conduct by U.S. sanctions.

d)

Products made in the United States or that have U.S.-origin content, even if held in general overseas inventories, may not be shipped to Cuba, Iran, Syria or Sudan except as determined to be lawful on the advice of Nalco’s Legal Department.

e)	Nalco and its Affiliates will not conduct business with any persons identified on the U.S. Treasury Department’s list of Specially Designated Nationals.

If the applicable U.S. sanctions laws were to change in a way that would prohibit the Company’s non-U.S. subsidiaries from engaging in transactions involving Iran, Sudan or Syria that currently are not prohibited under these laws, the Company’s non-U.S. subsidiaries would be directed to cease such transactions immediately, provided that such direction is itself permitted under U.S. laws. In that event, we believe that the loss of the sales to these countries would have an immaterial effect on the Company’s operating results and financial condition.

Both the courts and the Securities and Exchange Commission (SEC) have indicated that a company must look to both quantitative and qualitative aspects of the information in question to assess materiality. The courts and the SEC have confirmed that the use of a particular financial statement metric and a related percentage as a numerical threshold, such as 5% of net sales, may provide the basis for a preliminary assumption that –

without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on a company’s financial statements is unlikely to be material. The metric or metrics that should be applied under particular circumstances depends upon those circumstances. While there is no single metric by which the quantitative materiality of our business activities in Iran, Sudan and Syria should be assessed, based on the quantitative assessment of net sales provided above, we believe that our non-U.S. subsidiaries’ business in those countries is not quantitatively material to our financial condition or results of operations. We would note that the geographical diversification of the Company’s business activities further reduces the risk that loss of revenue from sales to customers in those countries would be material to the Company’s operations as a whole.

An assessment of the quantitative aspects of the Company’s business operations in Iran, Sudan and Syria is only the beginning of the materiality analysis. The courts and the SEC have confirmed that a quantitative assessment cannot appropriately be used as a substitute for a full analysis of all relevant qualitative factors related to our non-U.S. subsidiaries’ business activities in those countries. The courts and the SEC assess qualitative materiality by determining whether a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to the investor. Based on our assessment of the totality of all relevant factors, we do not believe that our non-U.S. subsidiaries’ business in Iran, Sudan and Syria is qualitatively material to the Company. A significant factor in our assessment is the benign nature of our business (i.e., our sale of chemicals for treating water and production processes), which we believe presents no reputational risk to the Company.

We have also considered the state legislation referred to in the Staff’s comment letter in reaching our decision that Nalco’s business activities in Iran, Sudan and Syria are qualitatively immaterial. We do not believe that this type of state legislation affects the analysis of whether a public company is required to disclose insignificant permissible business activities in countries subject to U.S. economic sanctions under the federal securities law. The fact that a state retirement fund, for example, may be required to report its holdings, or consider divestment, in a company that does permitted business in such countries does not alter our materiality analysis or cause us to believe that the information in question would be considered important in making an investment decision or that there is a significant likelihood that the information would significantly alter the total mix of information available about that company.

Yours truly, Nalco Holding Company
/s/ Stephen N. Landsman
Stephen N. Landsman Vice President, General Counsel and Corporate Secretary